Sharps Technology, Inc.

105 Maxess Road, Ste. 124

Melville, New York 11747

April 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Information Technologies and Services

Re:	Sharps Technology, Inc.
Pre-Effective Amendment No. 1 To Form S-1
Filed April 14, 2023
File No. 333-269743

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sharps Technology, Inc. (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on April 21, 2023, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SHARPS TECHNOLOGY, INC.

By:	/s/ Robert M. Hayes
Robert M. Hayes
Chief Executive Officer